November 14, 2018

Stefania Zilinskas
General Counsel
Tidal Royalty Corp.
161 Bay St., Suite 4010
Toronto, ON
Canada M5J 2S1

       Re: Tidal Royalty Corp.
           Registration Statement on Form 20-F
           Filed on October 17, 2018
           File No. 000-55992

Dear Ms. Zilinskas:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F

Risks Relating to the Cannabis Industry, page 5

1. Please generally rework the risk factors in this subsection to discuss each separate risk in a separate risk factor streamlined to provide a minimum of background information and to concentrate on the risk addressed. You may provide a cross-reference to where the more detailed information is disclosed in the document. For example, in the first risk factor consider revising to concentrate on the risks of being unable to predict new risks and their impact in the highly regulated, evolving industry climate and discuss in separate risk factors the risks for regulation, competition, litigation, etc. In the second risk factor, reduce and streamline the nearly three pages of background information to focus readers on the risks of cannabis being illegal under U.S. federal law.
 Stefania Zilinskas
FirstName LastNameStefania Zilinskas
Tidal Royalty Corp.
Comapany 14, 2018 Royalty Corp.
November NameTidal
November 14, 2018 Page 2
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FirstName LastName



2. Please include a risk factor identifying the potential side effects of cannabis use, such as that it has been linked to the development of schizophrenia and other psychoses, an increase in symptoms for individuals with bipolar disorder, increased risk for the development of depressive disorders, impairment of learning, memory and attention capabilities, etc.
3. Please include a risk factor on the consequences of a portfolio company failing to comply with anticipated packaging, labeling and advertising restrictions on producers in the adult-
         use cannabis market.
4. Also revise the risk factor headings to state the risk addressed. For example, without limitation:
           in the second risk factor heading state the risk of cannabis being illegal under U.S.
            federal law;
           in the third risk factor heading state the risk of anti-money laundering rules and limited access to traditional banking;
           in the fifth risk factor heading state the risk of a ban on clearing trades; and
           in the sixth risk factor heading state the risk of the business being subject to the variety of laws you set forth.
5. Please advise what consideration was given to including a risk factor that describes the risk to your business if you are deemed to be aiding and abetting illegal activities through the financing you provide, given that the possession and use of cannabis is illegal under
         Federal laws and regulations.
6. Please revise the last four risk factors to be specific to the cannabis industry or move them to appear under a more appropriate heading such as your first, "Risks related to an investment in our Common Stock."
7. We note the statement on page 5: "The Company's funding of businesses involved in the medical and adult-use cannabis industry may be illegal under the applicable federal laws of the United States and other applicable law." Please advise with a view towards additional disclosures or revision, the reasons for the uncertainty on whether financing cannabis businesses is illegal under federal or state law.
Risks Related to Royalties, page 10

8. Please revise the subheadings to state clearly the specific risk addressed. For example only, in the first full risk factor on page 11, state the risk that interests of the company will not be aligned with those of third party owners/operators. In the third risk factor on page
         11, state the risk of royalties not being honored by counterparties. Stefania Zilinskas
FirstName LastNameStefania Zilinskas
Tidal Royalty Corp.
Comapany 14, 2018 Royalty Corp.
November NameTidal
November 14, 2018 Page 3
Page 3
FirstName LastName
Financing Following the Change in Business, page 16

9. Provide the staff with the following information relating to each of the non-brokered offerings: the sellers of the shares on behalf of the company and under what arrangements;
         whether any Form D's were filed and if not, why; and, whether anyone receiving compensation, including finders' fees, were affiliated with any officers and/or directors of the company.
Item 4. Information On The Company
Financing Following the Change of Business, page 16

10. We note your disclosure that, on February 2, 2018, the Company completed a non-
         brokered private placement of 59,370,000 special warrants and an additional 3,757,000 special warrants on pages 16 and F-32. This disclosure is not consistent with the disclosure appearing on page F-11 that this transaction was completed on February 8,
         2018. Please revise as necessary.
11. We note your disclosure that, on April 30, 2018, an additional 61,000 special warrants were issued as finders' fees for the fair value of $61,000 charged to warrant issue costs, which is not consistent with the disclosure appearing on page F-11 that the fair value of the 1,220,000 in special finders' warrants was calculated at $61,000. Please revise as necessary.
12. Please revise the last sentence in the third paragraph to disclose that on August 31, 2018 the company converted the special warrants and special finders' warrants into an equivalent number of units in the capital of the company to be consistent with the disclosure appearing on page F-32 under the title Note 11. Subsequent Events (c).
13. Your disclosure on pages 16 and 23 that, on May 25, 2018, the Company issued
         40,000,000 preferred common shares pursuant to the exercise of 40,000,000 preferred share units raising $4,000,000 is not consistent with the disclosure appearing on page F-13 that the company issued 40,000,000 Series 1 Convertible Preferred Share Units at $0.05
         per Preferred Share Unit for gross proceeds of $2,000,000. Please revise as necessary.
14. Your disclosure on pages 16, 23 and 40 that, on June 12, 2018, the Company issued a total of 5,182,365 finders' warrants is not consistent with the disclosure appearing on page F-
         13 that 5,159,765 finders' warrants were issued. Please revise as necessary.
Deal Assessment, page 17

15. Please expand to further disclose your "comprehensive due diligence process" and
         "scorecard metrics" used to assess financing opportunities.
16. Expand the disclosure on obtaining security against the portfolio company's assets to illustrate and describe how this generally functions to mitigate transaction risks.
 Stefania Zilinskas
FirstName LastNameStefania Zilinskas
Tidal Royalty Corp.
Comapany 14, 2018 Royalty Corp.
November NameTidal
November 14, 2018 Page 4
Page 4
FirstName LastName
Item 4. Information On The Company
Portfolio, page 18

17. Disclose each of your portfolio companies or consummated royalty transactions or state clearly that Diem is currently the only such company. For Diem, clarify when the royalty starts.
18. Please expand the disclosure on the Diem Relationship to disclose whether any of the
         US$12.5 million has been deployed and, if so, what specific items of development or operations were financed. Please generally explain the state of progress on the cultivation and processing facility and dispensaries. Disclose the timeline and milestones for this financing.
Portfolio, page 18

19.      Revise this section to update as of the most recent practicable date.
Item 5. Operating And Financial Review And Prospects
B. Liquidity and Capital Resources
Liquidity, page 23

20. We note your disclosure on page 23 that, during the period ended July 31, 2018, the
         Company issued 5,050,000 common shares pursuant to the exercise of 5,050,000 warrants for proceeds of $252,500. Please expand the disclosure to provide a detailed listing of these transactions, including the date of issuance, to whom they were issued, and the amounts and fair values of common shares issued. Also, please reconcile with the disclosure on page F-33 that the Company issued an aggregate of 12,700,000 common shares from the exercise of warrants for gross proceeds of $635,000. Directors and Senior Management , page 25

21. Please expand the business background of each listed person to clarify their recent business experience and specific employment, including dates. Please also disclose any principal business activities performed outside the Company. See Item 6 of Form 20-F.
Item 6. Directors, Senior Management and Employees
Compensation, page 28

22. Please expand the Summary Compensation Table to update for 2018, the last full financial year. See Item 6.B of Form 20-F and reconcile with the tabular disclosure on page 37.
 Stefania Zilinskas
FirstName LastNameStefania Zilinskas
Tidal Royalty Corp.
Comapany 14, 2018 Royalty Corp.
November NameTidal
November 14, 2018 Page 5
Page 5
FirstName LastName
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Financial Statements
(b), page 38

23. Please revise the references to the consolidated statements of changes in equity throughout the document relating to the years ended July 31, 2017 and 2016 to refer to the consolidated statements of changes in deficiency.
Item 9. The Offer And Listing
A. Offer and Listing Details - Price History
Trading Markets, page 38

24. Your disclosure on page 38 that the Company's common shares began trading on the OTC
         Markets from the period beginning on July 12, 2018 is not consistent with the disclosure appearing on page 15 that on July 16, 2018 the Company's common shares began trading on the OTC Markets under the symbol "TDRYF". Please revise as necessary.
Common Shares, page 39

25. Due to the increase in common shares from April 30, 2018 to October 1, 2018, please provide a reconciliation of common shares during these periods. Please provide the following details surrounding these transactions (date of issuance, to whom they were issued, and the amounts and fair values of common shares issued).
A. Share Capital
Warrants, page 40

26. The Company has outstanding warrants to purchase common shares in the amounts of
         58,697,000, 50,112,000 and 11,690,000 at October 1, 2018. Please
revise your next
         amendment to provide a reconciliation of warrants from April 30, 2018 to October 1, 2018 to include the nature of these transactions by date including the amounts and fair values of warrants issued and to whom.
Item 10. Additional Information
G. Statement by Experts, page 50

27. We note that the address of the Company's chartered professional accountants' on page 50 is not consistent with the address appearing on the letterhead on the Report Of
         Independent Registered Public Accounting Firm on page F-15. Please revise as necessary.
Item 19. Exhibits, page 53

28. Please file the independent contractor agreements with Messrs. Rosen, Linde and
         Livesley-James or advise of the basis for not filing these agreements. Stefania Zilinskas
FirstName LastNameStefania Zilinskas
Tidal Royalty Corp.
Comapany 14, 2018 Royalty Corp.
November NameTidal
Page 6
November 14, 2018 Page 6
FirstName LastName
29. Please file the definitive agreement with Diem and the binding letter of intent with
         AltMed and CannaRoyalty or advise of the basis for not filing.
Exhibit 13.1
Certificate of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, page 54

30. We note that the certification was not signed by the Company's principal financial officer.
         Please file a new certificate also signed by Theo van der Linde.
Exhibit 15.1
Consent of Manning Elliott, page 53

31. We note that the consent of Manning Elliott LLP is dated October 16, 2018 and that it refers to the incorrect date of the audit opinion as October 16, 2018. Please file a currently dated consent of your independent registered public accounting firm. Consolidated Interim Statements of Financial Position, page F-1

32.      Please revise the reference to Subsequent Events (Note 10) to refer to
Note 9 in your next
         amendment.
33. Please revise 'Accounts payable and accrued liabilities' on the face of the Condensed
         Interim Statements of Financial Position to include the correct amount. You currently include a balance of CAD 666,877 on F-2 and CAD 691,877 on page 3. Notes to Condensed Interim Financial Statements, page F-6

34. Please include a footnote and accounting policy for amounts receivable in your next amendment. Please also include a rollforward of the allowance for amounts receivable.
 Stefania Zilinskas
Tidal Royalty Corp.
November 14, 2018
Page 7

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christina Harley at 202-551-3695 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameStefania Zilinskas                      Sincerely,
Comapany NameTidal Royalty Corp.
                                                          Division of
Corporation Finance
November 14, 2018 Page 7                                  Office of Financial
Services
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